Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Q&A for Clients

1.              What can customers expect from this combination?

Local businesses will continue to receive the outstanding service and support they have come to expect from Dex One and SuperMedia.

National customers will benefit from greater scale and the enhanced product portfolio of the combined company.

2.              Who is Dex One?

Similar to SuperMedia, Dex One Corporation is a leading marketing services company that helps local businesses reach, win, and keep ready-to-buy customers.  Through access to a vast collection of highly valuable, proprietary local market intelligence, as well as the personal, hands-on service from approximately 1,500 dedicated marketing consultants, Dex One helps more than 350,000 active customers create custom-tailored marketing programs that effectively reach potential customers - wherever, whenever, and however they search.

Dex One delivers a broad range of products and services to help local businesses grow - from identifying target audiences and developing messaging, to optimizing marketing programs and leveraging appropriate products such as online and mobile search solutions, print yellow pages directories, and voice based search platforms.

3.              Why do this transaction?

The transaction will create a national provider of social, local and mobile marketing solutions through direct relationships with local businesses.  The combined company will have over 3,100 consultants offering a full suite of marketing solutions to help businesses retain and add customers.  Initially, the combined company will have relationships with more than 700,000 businesses.

Over the past two years, Dex One and SuperMedia have been on similar paths of transformation, fully embracing digital solutions to help local businesses grow through a suite of social, local and mobile marketing solutions. By joining together, we will have a national presence to increase market share with local businesses and achieve operating and service efficiencies.

4.              Which company’s brand will be used going forward?

The merged companies will combine after the close of the transaction in a corporate entity called Dex Media.  This is not intended to be a new brand in the marketplace.  The Dex One and SuperMedia names and the brand for their solutions and services have significant value with businesses and consumers. Decisions regarding if and when to implement brand and name changes in local markets will be made after further evaluation planning.

5.              How do I respond to customers who ask about this transaction?

If asked, you can tell customers that we are excited about this announcement and believe a combination will create a stronger company better able to help local businesses grow using a complete suite of social, local and mobile media.

Dex One and SuperMedia are committed to maintaining a full-time local presence in our markets so that we can engage with customers in-person.

You should reassure customers that their business and our relationship with them are of utmost importance to all of us, and today’s announcement will have no effect on how we conduct business with them.  We will continue to provide the same world-class set of offerings they expect from us.

6.              What happens if Dex One and SuperMedia both have books in my market?

If you are in a market served by both companies, after the close of the transaction we will meet with you and discuss the best way to meet your needs in a coordinated fashion across both print and digital marketing options.  As the trusted marketing consultant for local businesses, the combined company will do what is best for each individual business, offering a full suite of marketing solutions to help businesses retain and add customers.

7.              What is the pricing going to be after the merge?

Pricing along with other business operational aspects of the new company have yet to be determined. What I can tell you is, as the trusted marketing consultant for local businesses, the combined company will continue to prove value by measuring performance and showing results.

8.              What if I have both a Dex One and SuperMedia salesperson with overlapping plans?

As part of merger integration planning, we expect to assign a single individual as your marketing consultant after the transaction closes.  We will do what is best for your business by helping you to retain and add customers.

9.              Are you able to sell me Dex One products/services now?

Until the transaction closes, it is business as usual for both companies, and there will be no changes to the products or services we offer. Once the transaction closes, we look forward to offering a complete suite of local marketing and media solutions drawing on the best of both companies’ portfolios.

10.       What additional products does Dex One offer?

Dex One offers digital and print solutions and products very similar to those offered by SuperMedia.  Dex One delivers a broad range of products and services to help local businesses grow - from identifying target audiences and developing messaging, to optimizing marketing programs and leveraging appropriate products such as online and mobile search solutions, print yellow pages directories, and voice based search platforms.

11.       Will my products or services change?  Will my reports change?

Until the transaction closes, it is business as usual for both companies, and there will be no changes to the products or services we offer.  Once the transaction closes, we will offer a complete suite of local marketing and media solutions drawing on the best of both companies’ portfolios.  Similarly, we will continue to provide complete reporting, showing results for your investments in our marketing and advertising services.

We will continue to update you with information as decisions are made, and will communicate any changes to you in a timely manner.

12.       Will I still be able to benefit from multi-product packages?  What will happen to the SuperGuarantee program?

Until the transaction closes, it is business as usual for both companies, and there will be no changes to the products or services we offer.  Once the transaction closes, we look forward to offering a complete suite of local marketing and media solutions drawing on the best of both companies’ portfolios.

You can expect that there will be “multi-product options,” however we have not begun the process of looking at how best to integrate and structure our various offerings.

Similarly, we will be reviewing the SuperGuarantee program to see how it can best provide value for businesses and consumers in the futures.

13.       Post-merger what will happen to SuperPages.com? Mobile? Print? What will happen to DexKNOWS.com? Mobile? Print?

We recognize that both companies’ brands and names for their solutions, products and services are well recognized by our customers and consumers.  We will be carefully evaluating any changes to our brands and solutions, including web sites, and we will communicate these decisions after the close of the transaction.

14.       Will SuperMedia remain the official publisher of the Verizon Yellow Pages?

Yes.

15.       When will the transaction close?

We expect the transaction to close in the fourth quarter of 2012.

16.       What happens if the transaction doesn’t go through?

We fully expect the transaction to close during the fourth quarter of 2012.  If not, the two companies will continue to transform themselves independently.

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.